UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of January 2026
Commission File Number: 001-42186

Harrison Global Holdings Inc.
(f/k/a Bloomz Inc.)
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Acquisition of Majority Interest in ECRUX Venture Partners

Harrison Global Holdings Inc. (the Company), through its wholly owned subsidiary Blooms Limited, has acquired a 75% equity interest in ECRUX Venture Partners LLC, a Korea-based venture capital firm, thereby becoming its majority shareholder.

ECRUX Venture Partners is a specialized venture capital firm that currently manages five investment funds, including four funds backed by the Korean government Mother Fund, with aggregate assets under management of approximately KRW 66.5 billion.
ECRUX Venture Partners has investment experience across a range of sectors, including deep technology, agri-food, and cultural content industries.

The Company believes that this acquisition represents a strategic step toward strengthening its presence in Asia and enhancing its ability to participate in cross-border investment opportunities. Through this transaction, the Company intends to leverage ECRUX Venture Partners local market knowledge and investment experience in Korea, while supporting portfolio companies with access to the Company global network and resources.

In addition, the Company plans to explore joint investment initiatives and cross-border investment strategies using ECRUX Venture Partners as a regional platform. Such initiatives are expected to focus on identifying potential investment opportunities in strategic sectors, including technology, healthcare, biotechnology, artificial intelligence, and related industries.

The transaction is intended to support long-term strategic collaboration and does not represent a simple financial investment. There can be no assurance, however, that any anticipated benefits, synergies, or investment opportunities will be realized.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements, including statements regarding the proposed PIPE Financing, the reverse stock split, and the timing and outcome of the Extraordinary General Meeting. These statements are subject to risks and uncertainties, and actual results may differ materially. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

Authorized SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harrison Global Holdings Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: Jan 7, 2026